Exhibit 23

Consent of Independent Registered Public Accounting Firm

Plan Administrator
Kirby 401(k) Plan:

We consent to the incorporation by reference in the Registration Statements (File Nos. 333-129333, 33-57625) on Form S-8 of Kirby Corporation of our report dated June 27, 2007, with respect to the statements of net assets available for benefits (modified cash basis) of the Kirby 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended and the supplemental schedule H, line 4i – schedule of assets (held at end of year) (modified cash basis) as of December 31, 2006, which report appears in the December 31, 2006 Annual Report of Form 11-K of the Kirby 401(k) Plan.

KPMG LLP

Houston, Texas
June 27, 2007